FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  21 June 2006


                               File no. 0-17630


                           CRH Performance Share Plan



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH Performance Share Plan



                                  21 June 2006



                             PURCHASE OF SHARES BY

               THE TRUSTEES OF THE CRH plc EMPLOYEE BENEFIT TRUST


The Trustees of the CRH plc Employee Benefit Trust, today purchased 627,750 Ordinary Shares of euro 0.32 each in CRH plc at euro 24.82 per Ordinary Share.

The Trust is a discretionary trust established by CRH plc to implement the terms of the CRH 2006 Performance Share plan approved by shareholders at the Annual General Meeting on 3 May 2006.

                                      ___


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  21 June 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director